CERTIFICATE OF QUALIFIED PERSON
Emmanuel Henry, MausIMM (CP)
AMEC International (Chile) S.A.
America Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: +56 2 210 9500
Fax: +56 2 210 9510

I, Emmanuel Henry, MAusIMM (CP), am employed as a Principal Geostatistician and Consulting Group Manager with AMEC International (Chile) S.A. of Americo Vespucio Sur 100, Oficina 203, Las Condes, Santiago, Chile.

This Certificate applies to the technical report entitled "Readdressed Technical Report Amapari Mine, Amapá, Brazil" dated November 2, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a member and Chartered Professional of the AusIMM. I graduated from the Ecole Nationale Supérieure de Nancy, France, in 1996 and obtained a Master of Applied Science from the Ecole Polytechnique de Montréal, Quebec, in 1999.

I have practiced my profession for nine years. I have been directly involved in mining operation, project management and resource estimation since 1999 and have participated in the audit and estimation of of gold resource models in Canada, USA and Argentina since 2003.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

I have not visited the Pedra Branca do Amapari property but work on the resource estimate waqs completed under my supervision by Marcelo Trujillo (Ingeniero Civil de Minas in Chile) who visited the site between May 2 to 16, 2007.

I am responsible for the preparation of Sections 17.3, 17.4, 17.5, 17.6 and 17.7 and I have contributed to Sections 1, 17.1, 17.2, 19.11.2, 20, 21 and 22 of the Readdressed Technical Report Amapari Mine, Amapá, Brazil" dated November 2, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd., Metallica Resources Inc, and New Gold Inc. as Independence is described by Section 1.4 of NI 43-101.

I have had no previous involvement with the Pedra Branca do Amapari property.

I have read NI 43-101 and this report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Emmanuel Henry, MAusIMM (CP)
Emmanuel Henry, MAusIMM (CP)
Dated May 26, 2008